AMERICAN TECHNOLOGIES GROUP, INC.
412 W Bolt St.
Ft. Worth, TX 76113

June 25, 2008

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: American Technologies Group, Inc. (the "Company")
File number 333-140356

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities and Exchange Act of 1933 ("Act"), the Company requests the withdrawal of the Company's Registration Statement on Form SB-2, file number 333-140356 (the "Registration Statement"). The Company has elected to withdraw the Registration Statement, and the Company acknowledges that no sales of the Company's common stock or other securities have been made or will be made pursuant to the Registration Statement.

The Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be refunded to the Company.

If you have any questions, please call Thomas E. Durkin, III at (973) 244-9969.

Very truly yours,

Thomas E. Durkin, III
President